UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 1)

SILVER DRAGON RESOURCES INC.
(Name of Subject Company)

GUARDIANS OF GOLD INC.
(Name of Filing Person – Offeror)

COMMON STOCK, $0.001 Par Value
(Title of Class of Securities)

827692104
(CUSIP Number of Class of Securities)

Ron Haller	Copies to:
Secretary	Matthew McMurdo
4 King Street West	Nannarone & McMurdo, LLP
Suite 1320	511 Avenue of the Americas
Toronto, Ontario M5H 1B6	Suite 800
Telephone: (800) 313-6010	New York, NY 10011
Facsimile (416) 864-0175	Telephone: (917) 318-2865
Facsimile: (646) 390-7090

Transaction Valuation*	Amount of Filing Fee**
$4,804,679	$342.57

* Pursuant to Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, and solely for the purpose of calculating the registration fee, the market value of the securities to be received by Guardians of Gold Inc., was calculated as the product of (i) 18,479,537 shares of Silver Dragon Resources Inc. common stock, which is the number of shares that shall be purchased by Guardians of Gold Inc., pursuant to its exchange offer, and (ii) the average of the high and low sales prices of Silver Dragon Resources Inc. common stock as reported by the Over-the-Counter Bulletin Board on March 18, 2010 ($0.26) .

** The amount of the filing fee equals .0000713 of the transaction valuation. The entire amount of the filing fee has been offset by the amount of the filing fee paid by Guardians of Gold Inc., as described below.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of filing.

Amount Previously Paid:	$342.57	Filing Party:	Guardians of Gold Inc.
Form:	Form S-4	Date Filed:	March 22, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [   ]

INTRODUCTION

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed on March 22, 2010 by Guardians of Gold Inc., a Nevada corporation (“GOG”), relating to the commencement of an offer by GOG, along with Nirek Resources, Inc., an Ontario corporation (“NRI”), to exchange (i) the common stock of Grit International Inc., a Nevada corporation (“GII”), (ii) the common stock of Millstream Mines Limited, a New Brunswick, Canada corporation (“MLM”), (iii) silver certificates issued by NRI for ten (10) grams of silver, deliverable March 31, 2014 (each a “Silver Certificate”) and (iv) warrants issued by NRI, exercisable on or before April 30, 2010, each exercisable at a cost of $190.00 for ten (10) grams of gold, deliverable March 31, 2014 (each, a “NRI Warrant”) for up to18,479,537 shares of the issued and outstanding common stock of Silver Dragon Resources Inc., a Delaware corporation (“SDRG”) at an exchange ratio of fifty (50) shares of GII common stock, one share of MLM common stock, one (1) Silver Certificate and one (1) NRI Warrant (collectively, the “Consideration”) for each 100 shares of SDRG common stock (the “Exchange Offer”).

GOG filed with the SEC a registration statement on Form S-4 on March 22, 2020, relating to the Consideration to be issued to holders of SDRG common stock in the Exchange Offer. The terms and conditions of the Exchange Offer, as well as descriptions of GOG, NRI, GII and MLM and other information required by Schedule TO, were set forth in the prospectus (the “Prospectus”) which is part of that registration statement.

All of the information in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment or supplement thereto related to the Exchange Offer hereafter filed with the SEC by GOG, is hereby incorporated by reference into Items 1 through 11 of this Schedule TO, as more precisely set forth below.

Item 1.     Summary Term Sheet.

Item 1 of this Schedule TO is hereby amended and supplemented by adding the text set forth below in Item 4.

Item 4.     Terms of the Transaction.

Item 4 of this Schedule TO is hereby amended and supplemented by adding the text set forth below:

“On April 12, 2010, GOG and NRI withdrew the Exchange Offer.

No shares of SDRG common stock were accepted for exchange in the Exchange Offer.

On April 9, 2010, GOG and NRI issued a press release announcing that the Exchange Offer was being withdrawn and a modified structure for a new exchange offer was being prepared, which is attached hereto as Exhibit (a)(5). The information in the press release is incorporated herein by reference.”

Item 11. Additional Information.

Item 11(b) is hereby amended and supplemented by adding the text set forth in Item 4.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5) Press release issued on April 9, 2010

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GUARDIANS OF GOLD INC.

Date: April 13, 2010	By: /s/ Ron Haller
Name: Ron Haller
Secretary, Treasurer and Director

Exhibit Index
(a)(1).1	Form of Letter of Transmittal*

(a)(4).1	Prospectus relating to GII and MLM common stock, the Silver Certificates and NRI Warrants to be issued in the Exchange Offer, incorporated by reference to the registration statement on Form S-4 filed by GOG on March 19, 2010.*

(a)(4).2	Press release announcing intent to commence Exchange Offer.*

(a)(5)	Press release issued on April 9, 2010 withdrawing the Exchange Offer.

* Previously filed with this Schedule TO on March 22, 2010.